                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 10)

                           The Sabine Royalty Trust
                     ------------------------------------
                               (Name of Issuer)


                         Units of Beneficial Interest
                ----------------------------------------------
                        (Title of Class of Securities)


                                   785688102
                      ----------------------------------
                                (CUSIP Number)

                              Michael S. Paquette
                  Vice President and Chief Accounting Officer
                   Fund American Enterprises Holdings, Inc.
                                The 1820 House,
                                 Main Street,
                          Norwich, Vermont 05055-0850
                                (802) 649-3633
                  ------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                               January 27, 1995
                -----------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____.

     Check the following box if a fee is being paid with this statement _____. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto re-reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                             CUSIP NO. 785688 10 2
- --------------------------------------------------------------------------------

(1)  Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

                   Fund American Enterprises Holdings, Inc.
                                  94-2708455

- --------------------------------------------------------------------------------

(2) Check the Appropriate Box if a Member (a) _______________________ of a Group (See Instructions)
                                            (b)  _______________________

(3)  (SEC Use Only)

- --------------------------------------------------------------------------------

(4)  Source of Funds (See Instructions)

- --------------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

- --------------------------------------------------------------------------------

(6)  Citizenship or Place of Organization               Delaware
                                                        --------

     Number of Units                               (7)  Sole Voting Power
     Beneficially Owned                                 -----------------
     by Each Reporting
     Person With                                   (8)  Shared Voting Power
                                                        -------------------
                                                        851,300

                                                   (9)  Sole Dispositive Power
                                                        ----------------------

                                                   (10) Shared Dispositive Power
                                                        ------------------------
                                                        851,300

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     851,300

- --------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Units (See Instructions)

- --------------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)
     Approximately 5.8%

- --------------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)  HC, CO

- --------------------------------------------------------------------------------

                                    2 of 7

                             CUSIP NO. 785688 10 2

- --------------------------------------------------------------------------------

(1)  Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

                        Fund American Enterprises, Inc.
                                  51-0328932

- --------------------------------------------------------------------------------

(2) Check the Appropriate Box if a Member (a) _______________________ of a Group (See Instructions)
                                            (b)  _______________________

(3)  (SEC Use Only)

- --------------------------------------------------------------------------------

(4)  Source of Funds (See Instructions)

- --------------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

- --------------------------------------------------------------------------------

(6)  Citizenship or Place of Organization               Delaware
                                                        --------

     Number of Units                               (7)  Sole Voting Power
     Beneficially Owned                                 -----------------
     by Each Reporting
     Person With                                   (8)  Shared Voting Power
                                                        -------------------
                                                        851,300

                                                   (9)  Sole Dispositive Power
                                                        ----------------------

                                                   (10) Shared Dispositive Power
                                                        ------------------------
                                                        851,300

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     851,300

- --------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Units (See Instructions)

- --------------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)
     Approximately 5.8%

- --------------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)  CO

- --------------------------------------------------------------------------------

                                    3 of 7

ONLY ITEMS REPORTED IN THIS AMENDMENT NO. 10 TO SCHEDULE 13D ARE AMENDED FROM THE FILING ON SCHEDULE 13D FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 20, 1990, AS AMENDED BY AMENDMENT NO. 1 DATED SEPTEMBER 29, 1992, AMENDMENT NO. 2 DATED MARCH 8, 1993, AMENDMENT NO. 3 DATED JUNE 23, 1993, AMENDMENT NO. 4 DATED OCTOBER 4, 1993, AMENDMENT NO. 5 DATED APRIL 7, 1994, AMENDMENT NO. 6 DATED JUNE 3, 1994, AMENDMENT NO. 7 DATED JULY 22, 1994, AMENDMENT NO. 8 DATED NOVEMBER 9, 1994, AND AMENDMENT NO. 9 DATED DECEMBER 29, 1994. ALL OTHER ITEMS REMAIN UNCHANGED. UNLESS OTHERWISE SPECIFIED, ALL DEFINED TERMS USED HEREIN HAVE THE MEANING PREVIOUSLY ASCRIBED TO THEM IN THE
SCHEDULE 13D.


Item 1.  Security and Issuer.
         -------------------

Item 2.  Identity and Background.
         -----------------------

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

Item 4.  Purpose of Transaction.
         ----------------------

         Sales by FAE outlined in Schedule II attached hereto, which is incorporated herein by reference, were made in the ordinary course of business and not for the purpose or effect of changing or influencing the control of the Issuer or in connection with, or as a participant in, any transaction having such purpose or effect.


                                    4 of 7

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         (a) & (b) FAEH owns all 851,300 Units indirectly through FAE. The aggregate number of Units and the corresponding percentage of the outstanding Units such number represents is as follows:

                                                  Percentage of
                                   Units             Units
                                Beneficially      Beneficially
                    Person         Owned             Owned
                    ------      ------------      -------------

                    FAEH          851,300              5.8%

                    FAE           851,300              5.8%

         FAEH shares voting power and dispositive power with respect to its 851,300 Units with FAE.

                                    5 of 7

                                   SIGNATURE

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  February 6, 1995

                                   FUND AMERICAN ENTERPRISES HOLDINGS, INC.


                                   BY:              /s/
                                      ---------------------------
                                   Name:    Michael S. Paquette
                                   Title:   Vice President and
                                            Chief Accounting Officer


                                   FUND AMERICAN ENTERPRISES, INC.


                                   BY:              /s/
                                      ---------------------------
                                   Name:    Terry L. Baxter
                                   Title:   President and Secretary



                                    6 of 7

                          SCHEDULE II TO SCHEDULE 13D

         Sales of Units of Beneficial Interest of The Sabine Royalty Trust by the Reporting Persons and by persons listed in Schedule I, attached hereto, within the last 60 days.

         Sold by           Date            Number Sold            Unit Price
         -------           ----            -----------            ----------

         FAE             11-30-94            22,000                 $12.00

         FAE             12-01-94             5,500                 $11.875
         FAE             12-05-94             2,100                 $11.50
         FAE             12-09-94            10,000                 $11.1688
         FAE             12-14-94            19,500                 $11.00
         FAE             12-15-94            10,000                 $11.125
         FAE             12-21-94             6,000                 $10.8688
         FAE             12-29-94            88,400                 $10.00

         FAE              1-04-95            18,200                 $9.8269
         FAE              1-06-95            15,900                 $10.25
         FAE              1-09-95            10,200                 $10.1752
         FAE              1-13-95            12,500                 $10.015
         FAE              1-19-95            14,900                 $10.042
         FAE              1-20-95            12,500                 $10.00
         FAE              1-27-95            26,900                 $9.7709



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